Exhibit 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ACTech Holding GmbH

Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

Independent Auditor’s Report

Board of Directors

Actech Holding GmbH

Freiberg, Germany

We have audited the accompanying consolidated financial statements of ACTech Holding GmbH and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, and January 1, 2016 and the related consolidated income statements and statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2017 and 2016, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACTech Holding GmbH and its subsidiaries as of December 31, 2017 and 2016, and January 1, 2016 and the results of their operations and their cash flows for the years ended December 31, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO AG

BDO AG

Wirtschaftsprüfungsgesellschaft

Berlin, Germany

July 3, 2018

Consolidated income statements

		For the year ended December 31,
in 000€	Notes	2017	2016
Revenue	16.1	35,172	34,280
Cost of sales	16.2	(22,391)	(21,727)
Gross profit		12,781	12,553
Sales and marketing expenses	16.3	(3,167)	(2,863)
General and administrative expenses	16.4	(5,792)	(5,603)
Other operating income, net	16.5	1,148	840
Operating profit		4,970	4,927
Financial expenses	16.7	(925)	(1,287)
Financial income	16.8	19	1,145
Profit before tax		4,064	4,785
Income taxes	16.9	(1,582)	(1,800)
Net profit for the year		2,482	2,985
Net profit attributable to:
The owners of the parent		2,482	2,985

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

	For the year ended December 31,
in 000€	2017	2016
Net profit for the year	2,482	2,985
Other comprehensive (loss) income
Exchange differences on translation of foreign operations *	(52)	45
Other comprehensive (loss) income	(52)	45
Total comprehensive income for the year	2,430	3,030
Total comprehensive income attributable to:
The owners of the parent	2,430	3,030

*	May be reclassified subsequently to profit & loss

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As of December 31,		As of January 1,
in 000€	Notes	2017	2016	2016
Assets
Non-current assets
Goodwill	4	7,272	7,272	7,272
Intangible assets	5	345	500	660
Property, plant & equipment	6	21,646	20,478	21,627
Deferred tax assets		—	—	69
Other non-current assets		56	40	42
Total non-current assets		29,319	28,290	29,670
Current assets
Inventories and work in progress	7	2,852	1,485	1,583
Trade receivables	8	5,412	3,958	4,747
Other current assets	9	952	483	528
Cash and cash equivalents	10	1,537	2,706	309
Total current assets		10,753	8,632	7,167
Total assets		40,072	36,922	36,837

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position		As of December 31,		As of January 1,
in 000€	Notes	2017	2016	2016
Equity and liabilities
Equity
Share capital	11	34	34	34
Share premium	11	8,466	8,466	8,466
Retained earnings (accumulated deficit)	11	4,086	1,604	(1,381)
Other comprehensive income		95	147	102
Equity attributable to the owners of the parent		12,681	10,251	7,221
Total equity		12,681	10,251	7,221
Non-current liabilities
Loans & borrowings	12	17,174	17,705	18,008
Deferred tax liabilities	16.9	246	460	121
Deferred income	13	1,302	1,431	1,564
Total non-current liabilities		18,722	19,596	19,693
Current liabilities
Loans & borrowings	12	1,845	1,994	6,152
Trade payables		1,262	631	1,040
Income taxes payable		3,437	1,725	604
Deferred income	13	129	133	135
Other current liabilities	14	1,996	2,592	1,992
Total current liabilities		8,669	7,075	9,923
Total equity and liabilities		40,072	36,922	36,837

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

		Attributable to the owners of the Parent
in 000€	Notes	Share capital	Share premium	Retained earnings (accumulated deficit)	Other comprehensive income	Total equity
At January 1, 2017	11	34	8,466	1,604	147	10,251
Net profit for the year		—	—	2,482	—	2,482
Other comprehensive income		—	—	—	(52)	(52)
Total comprehensive income		—	—	2,482	(52)	2,430
At December 31, 2017	11	34	8,466	4,086	95	12,681

		Attributable to the owners of the Parent
in 000€	Notes	Share capital	Share premium	Retained earnings (accumulated deficit)	Other comprehensive income	Total equity
At January 1, 2016	11	34	8,466	(1,381)	102	7,221
Net profit for the year		—	—	2,985	—	2,985
Other comprehensive income		—	—	—	45	45
Total comprehensive income		—	—	2,985	45	3,030
At December 31, 2016	11	34	8,466	1,604	147	10,251

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statements

		For the year ended December 31,
in 000€	Notes	2017	2016
Operating activities
Net profit for the year		2,482	2,985
Non-cash and operational adjustments
Depreciation of property, plant & equipment	6	2,198	2,207
Amortization of intangible assets	5	235	263
Amortization of deferred government grants		(133)	(135)
Loss (gain) on disposal of property, plant & equipment	6	10	15
Gain from loan restructuring	12	—	(1,141)
Movement in provisions		5	21
Movement reserve for bad debt	16.5	50	98
Financial income	16.8	(19)	(4)
Financial expense	16.7	925	1,287
Impact of foreign currencies		102	4
Income taxes and deferred taxes	16.9	1,582	1,800
Other		16	(81)
Working capital adjustment and income tax paid
Decrease/(Increase) in trade receivables and other receivables		(2,063)	759
Decrease/(increase) in inventories		(1,367)	97
(Decrease)/Increase in trade payables and other payables		(49)	192
Income tax (paid)/received		(84)	(271)
Net cash inflow from operating activities		3,890	8,096
Investing activities
Purchase of property, plant & equipment	6	(1,888)	(818)
Purchase of intangible assets	5	(149)	(109)
Proceeds from the sale of property, plant & equipment (net)	6	16	—
Interest received		20	—
Net cash flow used in investing activities		(2,001)	(927)
Financing activities
Proceeds from loans & borrowings	12	—	11,250
Repayment of loans & borrowings	12	(1,827)	(14,290)
Repayment of finance leases	12	(332)	(723)
Bank fees paid upon refinancing loans and borrowings	12	—	(130)
Interest paid		(787)	(705)
Other financial income (expense)		(112)	(174)
Net cash flow used in financing activities		(3,058)	(4,772)
Net (decrease)/increase of cash and cash equivalents		(1,169)	2,397
Cash and cash equivalents at beginning of the year	10	2,706	309
Cash and cash equivalents at end of the year	10	1,537	2,706

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1 Corporate information

ACTech Holding GmbH is a limited liability company with its registered office at Halsbrücker Straße 51, 09599 Freiberg / Sa, Germany. The consolidated financial statements comprise ACTech Holding GmbH (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group”). On October 4, 2017, the Group was acquired by Materialise NV, a Belgian incorporated entity for a total cash payment of €29.4 million for the purchase of the entire share capital of the Parent. As such, the ultimate controlling entity in 2017 is Materialise NV in Belgium (in 2016, ACTech was controlled by CornerstoneCapital II AG & Co. KG and Premium Invest I Gmbh & Co KG owning together 91% of the Group where the remaining part was owned by management). See Note 21 for a list of subsidiaries of the Company.

The Group develops and markets new process technologies in the field of casting production. In particular, the development, manufacturing and marketing of cast products, casting materials and auxiliary materials and the associated services are part of the range of services. The Group serves customers worldwide. The core competence of the Group is the integrated production of near-series, complex, machined cast part prototypes made of various casting alloys with order quantities of 1 to 5 pieces at short delivery times using extensive technological knowledge. Small series can also be produced.

The consolidated financial statements of the Group for the year ended December 31, 2017 were approved and authorized for issue on July 3, 2018 in accordance with a resolution of the Parent’s Board of Directors.

Basis of preparation

These consolidated financial statements of the Group for the years ended December 31, 2017 and 2016 are the first annual financial statements that were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively “IFRS”). The Group adopted IFRS in 2017 with an IFRS transition date of January 1, 2016. The transitional disclosures required by IFRS 1 “First-time Adoption of International Financial Reporting Standards” from German accounting principles to IFRS are included in Note 22.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

The consolidated financial statements are presented in thousands of euros (K€ or thousands of €) and all “currency” values are rounded to the nearest thousand (€000), except when otherwise indicated. Due to rounding, numbers presented may not add up precisely to totals provided.

The preparation of financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgment and estimates have been made in preparing the financial statements and their effect are disclosed in Note 3.

2 Summary of significant accounting policies

Basis for consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries.

Entities are fully consolidated from the date of acquisition, which is the date when the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the entities are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-Group balances, transactions, unrealized gains and losses resulting from intra-Group transactions and dividends are fully eliminated.

The Group attributes profit or loss and each component of other comprehensive income to the owners of the parent company and to the non-controlling interest based on present ownership interests, even if the results in the non-controlling interest have a negative balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over the subsidiary, it will derecognize the assets (including goodwill) and liabilities of the subsidiary, any non-controlling interest and the other components of equity related to the subsidiary. Any surplus or deficit arising from the loss of control is recognized in profit or loss. If the Group retains an interest in the previous subsidiary, then such interest is measured at fair value at the date the control is lost.

Foreign currency translation

The Group’s consolidated financial statements are presented in euros, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency, and items included in the financial statements of each entity are measured using the functional currency.

Financial statements of foreign subsidiaries

Foreign subsidiaries use the local currencies of the country where they operate. The statement of financial position is translated into euro at the closing rate on the reporting date and their income statement is translated at the average exchange rate at each month-end. Differences resulting from the translation of the financial statements of said subsidiaries are recognized in other comprehensive income as “exchange differences on translation of foreign operations”.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into euro at the exchange rate at the daily spot rate. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial or operating result depending on its nature.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes borrowing costs directly attributable to construction projects if the asset necessarily takes a substantial period of time to get ready for its intended use, it is probable that they will result in future economic benefits to the group and the cost can be measured reliably. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Buildings:	30-50 years

• Plant & equipment	3-21 years

• Leased machines	10-12 years or lease term if shorter

Land is not depreciated.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Finance leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased item or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Finance charges are recognized as financial expenses in the consolidated income statement.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an “operating lease”), the total rentals payable under the lease are charged to the consolidated income statement on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualified asset that necessarily takes a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Goodwill

Goodwill represents the excess of the cost of a business combination in 2007 over the Group’s interest in the fair value of identifiable assets, liabilities and contingent liabilities acquired.

Goodwill is capitalised as an intangible asset with any impairment in carrying value being charged to the consolidated statement of comprehensive income. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the consolidated statement of comprehensive income on the acquisition date.

Other Intangible assets

Other intangible assets comprise patents, licenses and software. Those intangible assets are measured on initial recognition at cost. Following initial recognition, these intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful life of the intangible assets is as follows:

• Software:	3 years;

• Licenses:	3-5 years;

• Patents	According to patent application;

The intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. The amortization expense on intangible assets with finite lives is recognized in the consolidated income statement based on its function which may be “cost of sales”, “sale & marketing expenses”, and “general and administrative expenses”.

Impairment of goodwill and other non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets and goodwill are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest Group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (“CGUs”). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from the synergies of the combination giving rise to the goodwill.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the fifth year.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Inventories and work in progress

Inventories are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials: purchase cost on a first in, first out basis; and

•	Finished goods and work in progress: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

A write-off of inventories is estimated based on an ageing or rotation analysis.

Financial assets

Financial assets include only loans, deposits and receivables measured at amortized cost and derivatives measured at fair value through profit and loss.

Financial assets measured at amortized cost

The Group has loans and receivables that are measured at amortized cost. The Group’s loans and receivables comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and – for the purpose of the statement of cash flows – bank overdrafts. Bank overdrafts are shown within loans and borrowings in current liabilities on the consolidated statement of financial position.

Financial assets that are classified as loans and receivables are initially measured at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method (“EIR”). Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under financial income in the consolidated income statement. The losses arising from impairment are recognized in the consolidated income statement under other operating expenses or financial expenses.

Financial assets measured at fair value

The Group does only have derivatives that are classified as financial assets at fair value through profit or loss.

Impairment of financial assets

The group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is recognized in the income statement.

Financial liabilities

The Group has financial liabilities measured at amortized cost which include loans and borrowings, trade payables and other payables. Financial liabilities resulting from derivatives are measured at fair value through profit and loss.

Financial liabilities at amortized cost

Those financial liabilities are recognized initially at fair value plus directly attributable transaction costs and are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Financial liabilities at fair value

The Group does only have derivatives that are classified as financial liabilities at fair value through profit or loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Offsetting

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group’s ordinary shares are classified as equity instruments.

Pensions benefits

The Group has a defined contribution obligation where the Group pays contributions based on salaries to an insurance company, in accordance with the laws and agreements in each country. Contributions are recognized as expenses for the period in which employees perform the corresponding services. Outstanding payments at the end of the period are shown as other current liabilities.

Revenue recognition

The Group’s revenue, which is presented net of sales taxes, is primarily generated by the sale of casting prototypes and small batches to customers. The Group recognizes revenue on the sale of goods to the customer upon (partial) shipment or delivery taking into account the shipment terms.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included under financial income in the income statement.

Taxes

Current income tax

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items that are recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenue, expenses and assets are recognized net of the amount of VAT, except:

•	Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of other current assets or liabilities in the statement of financial position.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and there is reasonable assurance that all attached conditions will be complied with. When the grant relates to personnel costs, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate. When the grant relates to the construction of buildings or other capital expenditure, it is recognized as income over the amortization period of the related building.

Such grants have been received in Germany to support capital expenditures for buildings, machines and other equipment.

Where retention of a government grant related to assets or to income is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. The monitoring period for such criteria is usually shorter than the useful life in case related to assets. When the criteria for retention have been satisfied or there is reasonable assurance that they will be satisfied in the future, the deferred income balance is released to other operating income in the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

New and revised standards not yet adopted

The standards and interpretations that are issued, but not yet effective at December 31, 2017, are disclosed below.

A number of new standards, amendments to standards, and interpretations are not effective for 2017, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, or IFRS 9, that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

IFRS 9 requires us to record expected credit losses on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We will apply the simplified approach and record lifetime expected losses on all trade receivables.

We will do adopt the new standard on the required effective date. The lifetime expected losses will be determined based on a provision matrix applied to the each of the trade receivable aging buckets. We are still finalizing the provision matrix but do not expect that this will have a significant impact on our balance sheet and equity.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers, or IFRS 15, was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard provides a single, principles based five step model to be applied to all contracts with customers as follows:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. We will adopt the new standard on the required effective date on January 1, 2018. We have performed a detailed assessment of the impact of IFRS 15. The transition method that will be applied is the modified retrospective method whereby the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings in 2018. Management concluded based on our IFRS assessment that IFRS 15 will not have significant impacts on our revenue streams considering that the revenue streams comprise of one performance obligation. Based on our assessment, management also concluded that the performance obligations are satisfied at a point in time, i.e. at date of delivery in most cases (based on incoterms).

IFRS 15 provides also new presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in our financial statements. Many of the disclosure requirements in IFRS 15 are completely new.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2018 we plan to assess the potential effect of IFRS 16 on our consolidated financial statements. At December 31, 2017, total operating lease commitments were €1.6 million, please refer to Note 17.

The other standards, interpretations and amendments issued by the IASB and relevant for the Group, but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements:

•	IFRS 2: Share-based Payment — Amendments to clarify the classification and measurement of share-based payment transactions (June 2016);

•	IFRS 3: Business Combinations — Annual improvements 2015-2017 Cycle;

•	Amendments to IFRS 4 — Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contract (September 2016);

•	IFRS 7: Financial Instruments: Disclosures (Amendments December 2011) — Deferral of mandatory effective date of IFRS 9 and amendments to transition disclosures

•	IFRS 7: Financial Instruments: Disclosures (Amendment November 2013) — Additional hedge accounting disclosures (and consequential amendments) resulting from the introduction of the hedge accounting chapter in IFRS 9

•	Amendments to IAS 40 — Transfers of investment property (December 2016);

•	IFRS 10: Consolidated Financial Statements — Sale or Contribution of Assets between an Investor and its Associate or Joint Venture;

•	IFRS 11: Joint Arrangements — Annual Improvements 2015 – 2017 Cycle;

•	IFRS 17: Insurance contracts (May 2017);

•	IAS 12: Income Taxes — Annual improvements 2015-2017 Cycle;

•	IAS 19: Employee Benefits — Plan Amendment, Curtailment or Settlement;

•	IAS 23: Borrowing Costs — Annual Improvements 2015-2017 Cycle;

•	IAS 28: Investments in Associates and Joint Ventures — Amendments regarding the sale or contribution of assets between an investor and its associate or joint venture (September 2014), Annual Improvements 2014-2016 Cycle and Long-term interest in Associates and Joint Ventures;

•	IAS 40: Investment Property — Transfers of investment property;

•	IFRIC 22: Foreign Currency Transactions and Advance Consideration (December 2016);

•	IFRIC 23: Uncertainty over Income Tax Treatments (June 2017); and

•	Amendments to IFRS 2014-2016 cycle — Amendments to IFRS 1 and IAS 28 (December 2016).

3 Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.

On an ongoing basis, the Group evaluates its estimates, assumptions and judgments, including those related to impairment of goodwill, intangible assets and property, plant & equipment, including an evaluation of whether a lease is a financial lease and estimating tax provisions.

The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Impairment of goodwill, intangible assets and property, plant & equipment

The Group has goodwill for a total amount of K€7,272 at December 31, 2017 (2016: K€7,272; 2015: K€7,272) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budgets and business plans and a residual value considering a perpetual growth rate. In preparing the forecasted cash flows, management has to make significant assumptions about future revenue growth, gross profit as a percentage of revenue, other expenses and capital expenditures. Management uses historical experience and market information to prepare those assumptions. Applying the discounted cash flow model also requires assumptions with regard to the discount rate and the perpetual growth rate.

The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different CGUs are disclosed and further explained in Note 4. No impairment on goodwill have been recorded in 2017 and 2016 and no reasonable changes in assumptions would lead to such an impairment.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. No impairment charges have been recorded during 2017 (2016: K€0).

Leases

The Group regularly enters into leases with certain banks and other vendors for the acquisition of machines, office and IT equipment. Whether a lease meets the definition of a financial lease requires judgment with regard to the following criteria:

•	The lease period is substantially equal to the economic life of the related asset;

•	The present value of the minimum lease payments is substantially the same as the fair value of the assets at inception of the lease; and

•	The lease include a bargain purchase option.

The Group reviews the criteria for each lease at inception and considers all facts and circumstances in order to determine whether the lease is a financial lease or an operational lease. Certain leases such as the “hire-and-purchase agreements” are obvious financial leases as the Group has a requirement to purchase the asset at the end of the lease term, other leases require more judgment.

Taxes

The Group evaluates at each reporting period its current tax provision considering all facts and circumstances and the then applicable tax laws and interpretations. For certain tax deductions such as tax loss carry forwards, interest on shareholder loans, etc., the Group may have to exercise judgment about whether those deductions are acceptable under current tax law and interpretations. For certain aspects, the tax laws and interpretations may not be clear.

4 Goodwill

The goodwill results from the acquisition in 2007 of the Group by the previous shareholders of ACTech. The goodwill can be presented as follows:

	As of December 31,		As of January 1,
in thousands of euros	2017	2016	2016
CGU: Germany	7,272	7,272	7,272
Total	7,272	7,272	7,272

The goodwill has been allocated to the main cash generating unit Germany. An impairment test has been performed at December 31, 2017 and 2016 and at January 1, 2016 and did not resulted in an impairment charge. The impairment test has been based on the projected discounted cash flows considering a period of 5 years including a terminal value at the end of the 5 years.

The main assumptions for the 2017 impairment analysis are the following:

•	Discount rate: 14.93% (2016: 13.79%; January 1 2016: 14.04%);

•	Perpetual growth rate: 1.57 % for all reporting year; and

•	Average year-on-year growth rate EBITDA over the next five years: 7.69% (2016: 6.20%; January 1, 2016: 4.70%).

Other assumptions include the revenue growth rate, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit at each reporting date. Based on the sensitivity analysis performed, none of the reasonable possible changes will result in an impairment.

5 Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years ended December 31, 2017 and 2016:

in 000€	Patents and licenses	Software	Total
Acquisition value
At January 1, 2016	615	3,038	3,653
Additions	—	109	109
Disposals	(18)	(207)	(225)
Currency translation	—	1	1
At December 31, 2016	597	2,941	3,538
Additions	21	128	149
Disposals	—	(104)	(104)
Currency translation	—	(5)	(5)
Other	—	(58)	(58)
At December 31, 2017	618	2,902	3,520
Amortization
At January 1, 2016	(402)	(2,591)	(2,993)
Charge for the year	(2)	(261)	(263)
Disposals	11	208	219
Currency translation	—	(1)	(1)
At December 31, 2016	(393)	(2,645)	(3,038)
Charge for the year	(5)	(230)	(235)
Disposals	—	94	94
Currency translation	—	4	4
At December 31, 2017	(398)	(2,777)	(3,175)
Net carrying value
At December 31, 2017	220	125	345
At December 31, 2016	204	296	500
At January 1, 2016	213	447	660

The total amortization charge for 2017 is K€235 (2016: K€263) which is included in lines cost of sales, sales and marketing expenses and general and administrative expenses of the consolidated income statement.

6 Property, plant & equipment

The changes in the carrying value of the property, plant and equipment can be presented as follows for the years ended December 31, 2017 and 2016:

in 000€	Land and buildings	Plant and equipment	Leased assets	Construction in progress	Total
Acquisition value
At January 1, 2016	15,599	21,806	3,584	52	41,041
Additions	92	579	184	147	1,002
Disposals	—	(182)	—	—	(182)
Other	—	33	—	—	33
At December 31, 2016	15,691	22,236	3,768	199	41,894
Additions	133	1,291	1,453	464	3,341
Disposals	(21)	(181)	—	—	(202)
Other	—	(25)	—	58	33
At December 31, 2017	15,803	23,321	5,221	721	45,066
Depreciation
At January 1, 2016	(3,583)	(15,351)	(480)	—	(19,414)
Depreciation charge for the year	(461)	(1,387)	(359)	—	(2,207)
Disposals	—	173	—	—	173
Other	—	32	—	—	32
At December 31, 2016	(4,044)	(16,533)	(839)	—	(21,416)
Depreciation charge for the year	(456)	(1,375)	(367)	—	(2,198)
Disposals	14	171	—	—	185
Other	—	9	—	—	9
At December 31, 2017	(4,486)	(17,728)	(1,206)	—	(23,420)
Net book value
At December 31, 2017	11,317	5,593	4,015	721	21,646
At December 31, 2016	11,647	5,703	2,929	199	20,478
At January 1, 2016	12,016	6,455	3,104	52	21,627

The investments in 2017 and 2016 mainly relate to new machine tools and fixtures (leased and acquired). The Group realized a net loss on disposal of machine tools of K€10 in 2017 (2016: K€15).

No impairment of property, plant and equipment was recorded.

Finance leases

Finance leases are included in the column leased assets and mainly relate to machine tools with a carrying value of K€4,015 at December 31, 2017 (2016: K€2,929). New finance leases in 2017 amount to K€1,453 which relate to machine tools (2016: K€184).

Assets under construction

The assets under construction mainly relate to the extension and construction of a building in Germany in 2017 (and construction of a machine in 2016).

Pledges

Land and buildings with a carrying amount of K€ 10,884 at December 31, 2017 (2016: K€ 11,093; 2015: K€ 11,386) are subject to mortgages to secure several of the Group’s bank loans. In addition, pledges have been given on machinery as part of leasing contracts with a total carrying amount of K€ 3,448 at December 31, 2017 (2016: K€ 3,367; 2015: K€ 4,373).

7 Inventories and work in progress

Inventories and work in progress include the following:

	As of December 31,		As of January 1,
in 000€	2017	2016	2016
Raw materials	454	552	505
Work in progress	2,361	877	963
Finished goods	37	56	115
Total inventories	2,852	1,485	1,583

The amount of changes in inventory recognized in cost of goods sold is K€1,465 (2016: K€ (145)). The total write-offs recorded to bring the work in progress and finished goods to net realisable value is K€190 for 2017 (2016: K€59).

8 Trade receivables

The trade receivables include the following:

	As of December 31,		As of January 1,
in 000€	2017	2016	2016
Trade receivables	5,420	3,958	4,765
Less: provision for impairment of trade receivables	(8)	—	(18)
Total	5,412	3,958	4,747

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

At December 31, 2017, trade receivables of an initial value of K€8 (2016: K€0; January 1, 2016: K€18) were impaired and fully provided for. Impairment is calculated on an individual basis and is accounted for under other operating expenses. See below for changes in impairment of receivables.

in 000€
At January 1, 2016	(18)
Addition	(2)
Usage	20
Reversal	—
At December 31, 2016	—
Addition	(6)
Usage	—
Reversal	(2)
At December 31, 2017	(8)

9 Other current assets

Other current assets include the following:

	As of December 31,		As of January 1,
in 000€	2017	2016	2016
Deferred charges	148	139	157
Other tax receivables	625	48	147
Other non-trade receivables	179	296	224
Total current assets	952	483	528

Other tax receivables mainly include Value Added Tax (“VAT”) receivables. The non-trade receivables mainly relate to third party receivables.

10 Cash and cash equivalents

Cash and cash equivalents include the following:

	As of December 31,		As of January 1,
in 000€	2017	2016	2016
Cash at bank	1,536	2,705	308
Cash equivalents	1	1	1
Total	1,537	2,706	309

There were no restrictions on cash during 2017 or 2016.

11 Equity

Share capital

The share capital of the parent company ACTech Holding GmbH consists of 20 ordinary shares at December 31, 2017 (2016: 20; January 1, 2016: 20) with no nominal but par value of K€ 1.70 in 2017 (2016: K€2; January 1, 2016: K€2) for a total amount of K€34 at December 31, 2017 (2016: K€34; January 1, 2016: K€34). There were no changes in the number of shares and share capital during the years 2017 and 2016.

The share premium amounts to K€8,466 at December 31, 2017 and 2016 and at January 1, 2016.

Dividends

The Group did not pay any dividends during 2017 and 2016.

12 Loans and borrowings

The loans and borrowings include the following:

	As of December 31		As of January 1
in 000€	2017	2016	2016
Bank loans LBBW	9,141	10,464	6,764
Investment credit	42	404	1,453
Other bank loans	31	59	97
Finance leases	2,810	1,783	2,341
Halder loan	—	—	6,908
Related party loan	6,995	6,989	6,597
Total loans and borrowings	19,019	19,699	24,160
current	1,845	1,994	6,152
non-current	17,174	17,705	18,008

Bank loans LBBW Sachsen Bank

The bank loans with LBBW Sachsen Bank in 2017 and 2016 have been concluded in June 2016 in order to refinance existing LBBW Sachsen Bank loans, shareholder and other loans. The bank loans consist of three loans with a principal of K€2,500, K€2,750 and K€6,000 and a duration of 61 months, 85 months and 85 months respectively. The loans have a variable interest based on Euribor. The interest rates at the end of 2017 ranges from 2.55% to 2.98% (2016: 2.55% to 3.09%). As part of the refinancing, bank fees were paid for a total of K€130, which are presented in debit of the loans carrying value and amortised over the duration of the loans. The unamortised bank fees amount to K€105 in 2017 (2016: K€118). The bank loans include the following financial covenant: the debt service coverage ratio is required tobe at least 1.3. The Group was in compliance with this financial covenant.

The bank loans with LBBW Sachsen Bank in 2015 have been concluded between 2011 until 2015 and variable interest rates. These bank loans have been refinanced in 2016 (see above).

Investment credit

The investment credit include multiple loans concluded with several banks to purchase certain machinery and equipment. The investment credit have maturities ranging from 36 to 96 months and fixed interest rates ranging from 1.60% to 4.10% (2016 and 2015: 1.60% to 5.42%). The investment credits include the following financial covenants: the debt service coverage ratio need to be at least 2 and the leverage ratio can be a maximum of 5.

Finance leases

The finance leases include hire-purchase contracts and several lease agreements relate to machinery. The leases have fixed interest rates 1.27% to 5.34% and duration ranging from 26 to 96 months. Certain lease agreements may have residual values guaranteed by the Group. See Note 17 for commitments and contingencies.

Halder loan

In 2015, the shareholder loans include an amount of K€6.908 due to the previous shareholders Halder which have been refinanced in 2016 and of which an amount of K€1,141 has been waived resulting in a gain on extinguishment of K€1,141 recorded as financial income. The Halder loan is presented as non-current at January 1, 2016.

Related party loans

The shareholder Materialise N.V. has granted in October 2017 the Group a fixed interest loan of K€6,894 for an indefinite period of time bearing an interest rate of 6%. The proceeds of the loan have been used to reimburse the shareholder loans with the previous shareholders at the date of acquisition of the Group by Materialise N.V. The shareholder loans with the previous shareholders are presented in other current liabilities. This loan is presented as non-current loans and borrowings.

The shareholder loans for a total amount of K€6,989 in 2016 and K€6,597 in 2015 are with the previous shareholders Premium Invest and CornerstoneCapital carried a fixed interest rate of 5% and 10%. The maturity of the loans were non-current. The loans have been reimbursed in full at the date that Materialise has acquired the Group beginning of October 2017 through an assumption of the loan to Materialise N.V. The cash reimbursement was performed by Materialise N.V. directly to the previous shareholders.

Changes of liabilities for financing activities:

The following table presents the changes of liabilities for financing activities:

	For the year ended December 31
in 000€	2017	2016
Balance as per January 1,	19,699	24,161
Proceeds from loans & borrowings	—	11,250
Repayment of loans & borrowings	(1,827)	(14,290)
New finance leases	1,453	185
Repayment of finance leases	(332)	(723)
Settlement shareholders loan—non-cash	(6,894)	—
New loan Materialise—non-cash	6,894	—
Loan restructuring—gain on waiver	—	(1,141)
Interest accrued shareholder loans	—	392
Bank fees paid, deducted from carrying value	—	(130)
Amortized bank fees	13	13
Other	13	(18)
Balance as per December 31,	19,019	19,699

13 Government grants

The Group has received government grants (fully paid as of January 1, 2016) to support certain capital expenditures on buildings, machines and other equipment in these periods. The government grants can be presented as follows:

	As of December 31,		As of January 1,
in 000€	2017	2016	2016
Grants received in 2012	315	315	315
Grants received in 2015	2,570	2,570	2,570
Total grants received	2,885	2,885	2,885
Recognized as other operating income (cumulatively)	(1,454)	(1,321)	(1,186)
Total deferred investment grants	1,431	1,564	1,699
Current	129	133	135
Non-current	1,302	1,431	1,564

There are no unfulfilled conditions other than certain minimum employment conditions that have been met. The grants are recognized as other operating income over the useful life of the related assets.

14 Other current liabilities

Other current liabilities include the following:

	As of December 31,		As of January 1,
in 000€	2017	2016	2016
Payroll-related liabilities	1,341	942	661
Non-income tax payables	176	275	216
Accrued charges	146	838	502
Other current liabilities	333	537	613
Total	1,996	2,592	1,992

15 Fair value

Financial assets

The carrying value and fair value of the financial assets for December 31, 2017 and 2016 and at January 1, 2016 can be presented as follows:

	Carrying value			Fair value
	As of December 31,		As of January 1,	As of December 31,		As of January 1,
in 000€	2017	2016	2016	2017	2016	2016
Financial assets
Loans and receivables measured at amortized cost
Trade receivables (current)	5,412	3,958	4,747	5,412	3,958	4,747
Other financial assets (non-current)	56	40	42	56	40	42
Other current non-trade receivables	120	231	307	120	231	307
Cash & cash equivalents	1,537	2,706	309	1,537	2,706	309
Total loans and other receivables	7,125	6,935	5,405	7,125	6,935	5,405
Derivatives	—	—	2	—	—	2
Total financial assets measured at fair value	—	—	2	—	—	2

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	Other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2017 and 2016 and at January 1, 2016; and

•	The fair value of the derivatives has been determined based on a market-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs).

Financial liabilities:

The carrying value and fair value of the financial liabilities for December 31, 2017 and 2016 and for January 1, 2016 can be presented as follows:

	Carrying value			Fair value
	As of December 31,		As of January 1,	As of December 31,		As of January 1,
in 000€	2017	2016	2016	2017	2016	2016
Financial liabilities measured at amortized cost
Loans & Borrowings	19,019	19,699	24,160	19,063	19,502	24,141
Trade payables	1,262	631	1,040	1,262	631	1,040
Other liabilities	411	501	613	411	501	613
Total financial liabilities measured at amortized cost	20,692	20,831	25,813	20,736	20,634	25,794
Financial liabilities measured at fair value
Derivatives	(78)	36	178	(78)	36	178
Total financial liability measured at fair value	(78)	36	178	(78)	36	178
Total non-current	17,174	17,705	18,008	17,604	11,074	18,022
Total current	3,440	3,162	7,983	3,054	9,596	7,950

The fair value of financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

•	Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and their fair value is subject to changes in interest rates and individual creditworthiness. The fair value of the loans ban borrowings with fixed interest rates is determined based on a present value technique (level 2 input) using interest rates that would be applicable at the reporting date. The carrying value of the loans and borrowings with variable interest rates approximates their fair value; and

•	The fair value of the derivatives has been determined based on a market-to-market analysis prepared by the bank based on observatable marketinputs (level 2 inputs)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Derivatives

The Group has no financial instruments carried at fair value in the statement of financial position on December 31, 2017, 2016 and at January 1, 2016 except for the derivatives related to interest rate and foreign currency forward contracts as included in the above tables. The Group does not apply hedge accounting and all fair value changes are recognized in the income statement.

The foreign currency forward contracts hedge the USD receivables, sales and payables position compared to the EUR. They generally have maturities between 7 and 12 months. The impact on the income statement is K€94 gain in 2017 (2016: K€20). The interest rate swaps hedge the variable interest exposure on certain bank loans. The maturities of the swaps are until 2023. The impact on the income statement is a K€20 gain in 2017 (2016: K€(9) loss)).

16 Income and expenses

16.1 Revenue

Revenue by geographical area is presented as follows:

	For the year ended December 31,
in 000€	2017	2016
Europe	27,636	26,015
North America	5,727	6,739
Other	1,809	1,526
Total	35,172	34,280

The Group only has one customer with individual sales larger than 10% of the total revenue (2017: 11.89%, 2016: 12.72%).

16.2 Cost of sales

Cost of sales include the following selected information:

	For the year ended December 31,
in 000€	2017	2016
Purchase of goods and services	(8,624)	(7,279)
Amortization and depreciation	(2,094)	(2,072)
Payroll expenses	(13,171)	(12,242)
Change in work and progress	1,464	(145)
Other (expense) / income	34	11
Total	(22,391)	(21,727)

16.3 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

	For the year ended December 31,
in 000€	2017	2016
Purchase of goods and services	(543)	(456)
Amortization and depreciation	(141)	(133)
Payroll expenses	(2,422)	(2,317)
Other (expense) / income	(61)	43
Total	(3,167)	(2,863)

16.4 General and administrative expenses

General and administrative expenses include the following selected information:

	For the year ended December 31,
in 000€	2017	2016
Purchase of goods and services	(2,273)	(2,149)
Amortization and depreciation	(198)	(265)
Payroll expenses	(3,337)	(3,163)
Other income / (expense)	16	(26)
Total	(5,792)	(5,603)

16.5 Other operating income, net

The other operating income net can be detailed as follows:

	For the year ended December 31,
in 000€	2017	2016
Offsetting non-cash remuneration (company cars)	97	179
Foreign currency loss	(101)	(4)
Gain on foreign currency swaps	95	20
Other operating income VAT free	120	56
Provision for doubtful debtors	(50)	(98)
Investment grants (SOPO subsidy SAB)	135	133
Grants personnel	51	40
Reversal of provisions	421	281
Insurance claims	25	87
Reimbursement employer expenses	5	32
Other	350	114
Total other operating income, net	1,148	840

The other operating income consist mainly of subsidies related to payroll expenses, insurance indemnifications, reversals of provisions, etc.

16.6 Payroll expenses

The following table shows the breakdown of payroll expenses for the years ended December 31, 2017 and 2016:

	For the year ended December 31,
in 000€	2017	2016
Short-term employee benefits	(13,315)	(12,440)
Social security expenses	(2,559)	(2,412)
Bonuses and other short term employee expenses	(3,056)	(2,870)
Total	(18,930)	(17,722)
Total registered employees at the end of the period	355	319

The costs incurred for the defined contribution plan amounts to K€75 in 2017 (2016: K€86).

16.7 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31,
in 000€	2017	2016
Interest expense	(813)	(1,110)
Other financial expenses	(112)	(177)
Total	(925)	(1,287)

16.8 Financial income

Financial income includes the following selected information:

	For the year ended December 31,
in 000€	2017	2016
Interest income	19	—
Gain on waiver shareholder loan	—	1,141
Other finance income	—	4
Total	19	1,145

16.9 Income taxes and deferred taxes

Current income tax

The following table shows the breakdown of the tax expense for 2017 and 2016:

	For the year ended December 31,
in 000€	2017	2016
Current tax on profits	(1,599)	(1,434)
Tax adjustments to the previous period	(196)	42
Total current income taxes	(1,795)	(1,392)
Deferred income taxes	213	(408)
Total income taxes for the period	(1,582)	(1,800)

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.

Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets and deferred tax liability as of December 31, 2017 and 2016 and as of January 1, 2016 and the deferred tax expense for the years ended December 31, 2017 and 2016.

	Asset/(liability)			Income/(expense)
	As of December 31,		As of January 1	For the year ended December 31
in 000€	2017	2016	2016	2017	2016
Tax loss carry-forwards	—	—	536	—	(536)
Property, plant and equipment	—	—	(475)	—	475
Financial leasings	—	—	(66)	—	66
Derivatives	—	—	53	—	(53)
Trade receivables	—	—	(13)	—	13
Bad debt and provisions	—	—	(16)	—	16
Inventory	—	—	59	—	(59)
Investments grants	—	—	56	—	(56)
Other	—	—	(65)	—	65
Total deferred tax assets	—	—	69	—	—
Property, plant and equipment	(230)	(370)	—	140	(370)
Financial leasings	(82)	(79)	—	(4)	(79)
Derivatives	(23)	11	—	(34)	11
Trade receivables	7	(16)	—	23	(16)
Bad debt and provisions	(21)	(23)	—	2	(23)
Inventory	170	70	—	100	70
Investments grants	50	53	—	(3)	53
Loans and borrowings	(49)	(57)	—	8	(57)
Revenue	—	—	(121)	—	121
Other	(68)	(49)	—	(20)	(49)
Total deferred tax liabilities	(246)	(460)	(121)	—	—
Total deferred tax income (loss)	—	—	—	213	(408)

The Group has unused tax losses available in an amount of K€0 for 2017 (2016: K€0; 2015: K€536) for which deferred tax have been recognized. All taxlosses have been utilized in 2017.

Relationship between Tax Expense and Accounting Profit

	For the year ended December 31
in 000€	2017	2016
Profit before taxes	4,064	4,785
Income tax at statutory rate of 30.88%	1,255	1,478
Effect of different local tax rate	13	11
Tax adjustments to the previous period	196	(42)
Non-deductible expenses	20	35
Other	98	318
Income tax	1,582	1,800

17 Commitments and contingent liabilities

Operating lease commitments

The Group has operating lease commitments mainly related to buildings and cars as follows:

	As of December 31,
in 000€	2017	2016
Within one year	750	765
Between two and three years	751	588
Between four and five years	124	37
More than 5 years	2	2
Total	1,627	1,392

The total lease payments recognized in the consolidated income statement are K€549 in 2017 (2016: K€857).

Finance lease commitments

The Group has finance leases for the building and various other items of plant and equipment. Future minimum lease payments under finance lease with the present value of the net minimum lease payments are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
in 000€	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	574	510	365	319	761	715
Between two and three years	1,062	968	718	655	629	551
Between four and five years	812	766	511	468	578	525
More than five years	427	566	367	341	607	550
Total	2,875	2,810	1,961	1,783	2,575	2,341
Less finance charges	(65)	—	(178)	—	(234)	—
Present value of minimum lease payments	2,810	2,810	1,783	1,783	2,341	2,341

Mortgages and pledges

The Group has certain mortgages on land and buildings as security for certain bank loans. The total mortgages amount to K€19,938 as of December 31, 2017 and 2016 and as of January 1, 2016. In addition, the Group has provided certain pledges on machinery for a total amount of K€3,327 as of December 31, 2017 (2016: K€2,945; January 1, 2016: K€3,989).

Other commitments

The Group has outstanding non-cancellable contracts with a future commitment of K€1,575 at December 31, 2017 (2016: K€2,177), mainly related to operating lease obligations and maintenance contracts.

18 Risks

The Group is mainly exposed to liquidity risk, interest rate risk and credit risk

Foreign exchange risk

The Group primarily has exposure to the USD as foreign currency.

If the USD (rate for 1 EUR) would have appreciated by 10%, the net result would have been K€14 lower, including the effect of the cash and term accounts held in USD, but excluding the hedged receivables. If the USD (rate for 1 EUR) would have depreciated by 10%, the net result would have been K€17 higher, including the effect of the cash and term accounts held in USD, but excluding the hedged receivables.

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. The Group still has undrawn lines of credit totalling K€3,473 at December 31, 2017 (2016: K€3,500; 2015: K€4,500).

The range of contracted obligations are as follows:

in 000€	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2017
Loan & borrowings	1,915	5,249	11,913	231	19,308
Trade payables	1,262	—	—	—	1,262
Other current liabilities	411	—	—	—	411
Total	3,588	5,249	11,913	231	20,981

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At December 31, 2016
Loan & borrowings	2,069	12,097	2,357	3,478	20,001
Trade payables	631	—	—	—	631
Other current liabilities	501	—	—	—	501
Total	3,201	12,097	2,357	3,478	21,133

	Less than 1 year	2 to 3 years	4-5 years	More than 5 years	Total
At January 1, 2016
Loan & borrowings	6,201	16,179	2,972	383	25,735
Trade payables	1,040	—	—	—	1,040
Other current liabilities	613	—	—	—	613
Total	7,854	16,179	2,972	383	27,388

Interest rate risk

Although the Group mainly has loans outstanding with a fixed interest rate, some of the loans have been contracted with variable interest rates. The most significant loans with variable interest rates have been secured by means of a variable to fixed interest rate swap. We therefore believe that the Group is not subject to immediate changes in interest rates. With respect to the interest rate swaps, we refer to note 15.

The remaining loans relate to hire-purchases with fixed interest rates. The interest rates reflect the interest at the time the loan was granted. If the market interest rate fluctuates significantly, the lender and borrower can agree to change the interest rate on the loan. The purchase-hire loans typically have a duration of 5 years and are granted in connection with buying assets. The nominal value of the purchase-hire loans existing on December 31, 2017 amount to K€2,944 (2016: K€2,789) whereas the total liability at the balance sheet date is K€2,148 (2016: K€1,775).

Credit risk

Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, which are mainly deposits with financial institutions. The Group limits this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables is monitored on a continuous basis. Credit risk is limited to a specified amount with regard to individual receivables.

The following is an aging schedule of trade receivables:

in 000€	Total	Non-due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 181 days
December 31, 2017	5,412	3,629	1,765	17	1	—	—
December 31, 2016	3,958	3,313	563	82	—	—	—
January 1, 2016	4,747	3,683	990	64	—	—	10

Capital management

The primary objective of the Group’s shareholders’ capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder’s equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2017 and 2016.

19 Related party transactions

The compensation of key management personnel and other related parties payroll costs of the Group is as follows:

	For the year ended December 31,
in 000€	2017	2016
Management
Short-term employee benefits	413	504
Total	413	504

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Interest expense	Receivables	Liabilities
Shareholders of the group
December 31, 2017	63	19	407	60	6,995
December 31, 2016	—	—	386	—	6,989
January 1, 2016	—	—	—	—	6,597

The liabilities with the shareholders of the group in 2017 include the shareholder loan with the parent company Materialise for a total amount of K€ 6,995. The loan has an indefinite maturity and bears a fixed interest rate of 6%.

The liabilities with the shareholders of the group in 2016 and at January 1, 2016 consist of two shareholder loans with each previous shareholder for a total amount of K€6,989 at December 31, 2016 and K€ 6,597 at December 31, 2017. The loans have an initial maturity date of November 2014 however they were prolonged for an indefinite period. The loans bear a fixed interest rate between 5% and 10%. The loans were reimbursed by the Group in October 2017 as part of the acquisition of the Group by Materialise.

The other related party transactions are the short-term employee benefits for employee related to a key management member.

20 Events subsequent to the statement of financial position date

There are no significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the financial statements.

21 Overview of consolidated entities

Name	Country of incorporation	% equity interest
		2017	2016	2015
ACTech Holding GmbH	Germany	100%	100%	100%
ACTech Gmbh	Germany	100%	100%	100%
ACTech North America Inc.	USA	100%	100%	100%

22 First-Time adoption of IFRS

These financial statements have been prepared in accordance with IFRS. The Company has applied IFRS 1, “First-time Adoption of International Financial Reporting Standards,” in preparing these financial statements. The previously prepared consolidated financial statements for the years ended December 31, 2015 and 2016 are in accordance with German accounting principles (“German GAAP”). In preparing its opening IFRS statement of financial position at January 1, 2016, the Company adjusted the amounts reported previously in financial statements prepared in accordance with German GAAP. An explanation of how the transition from German GAAP to IFRS has affected the Company’s financial position and financial performance is set out below.

Set out below are the applicable mandatory exceptions and exemption elections in IFRS 1 applied in preparing the Company’s first financial statements under IFRS:

IFRS mandatory exceptions

The applicable mandatory exceptions in IFRS 1 applied in preparing the Company’s first financial statements under IFRS are as follows:

Estimates

An entity’s estimates in accordance with IFRS at the date of transition shall be consistent with estimates made for the same date in accordance with its previous assertions made for its internal financial information purposes, unless there is objective evidence that those estimates were made in error.

The Company has considered such information about historic estimates and has treated the receipt of any such information in the same way as non-adjusting events after the reporting period in accordance with IAS 10 “Events after the Reporting Period”, thus ensuring IFRS estimates at January 1, 2016 are consistent with the estimates at the same date made previously.

The other compulsory exceptions of IFRS 1 have not been applied as these are not relevant to the Company or have not been early adopted:

•	Hedge accounting;

•	De-recognition of financial assets and financial liabilities;

•	Non-controlling interests;

•	Embedded derivatives;

•	Classification and measurement of financial assets; and

•	Government loans.

IFRS exemption elections

The Company has elected to apply the following optional exemption in preparing the IFRS financial statements for the first time:

•	Business combinations concluded before the date of transition has not been retroactively remeasured

Reclassifications

Certain reclassifications between German GAAP and IFRS have been made in order to reconcile the presentation format for German GAAP purposes to IFRS. The column “reclasses” in the following tables includes the following reclassification:

•	Presentation of current and non-current adjustments as the German GAAP consolidated financial statements do not include a current and non-current presentation;

•	Certain presentation adjustments in order to comply with IFRS; and

•	The income statement under German GAAP is presented by nature while under IFRS it is presented by function. All presentation adjustments to a presentation by function are included in this column.

Reconciliation of statement of financial position from German GAAP to IFRS

Statement of financial position

		As of January 1, 2016
in 000€	Notes	German GAAP	Reclasses	Effect of Transition to IFRS	IFRS
Assets
Non-current assets
Goodwill	A	7,272	—	—	7,272
Intangible assets		659	1	—	660
Property, plant & equipment	D	21,250	5	372	21,627
Deferred tax assets		—	69	—	69
Other non-current assets		—	42	—	42
Total non-current assets		29,181	117	372	29,670
Current assets
Inventories and work in progress	E	1,781	—	(198)	1,583
Trade receivables	F, G	4,683	—	64	4,747
Other current assets	K	764	(238)	2	528
Cash and cash equivalents		316	(7)	—	309
Total current assets		7,544	(245)	(132)	7,167
Total assets		36,725	(128)	240	36,837
Equity and liabilities
Equity
Share capital		34	—	—	34
Share premium		8,466	—	—	8,466
Retained earnings (accumulated deficit)	H	(81)	(102)	(1,198)	(1,381)
Other comprehensive income		—	102	—	102
Equity attributable to the owners of the parent		8,419	—	(1,198)	7,221
Total equity		8,419	—	(1,198)	7,221
Non-current liabilities
Loans & borrowings	D, I	—	18,008	—	18,008
Deferred tax liabilities	M	579	68	(526)	121
Deferred income	J	—	—	1,564	1,564
Total non-current liabilities		579	18,076	1,038	19,693
Current liabilities
Loans & borrowings	D	10,694	(4,702)	160	6,152
Trade payables		1,109	(69)	—	1,040
Tax payables		811	(207)	—	604
Deferred income	J	—	—	135	135
Other current liabilities	K, L	15,113	(13,226)	105	1,992
Total current liabilities		27,727	(18,404)	400	9,923
Total equity and liabilities		36,725	(128)	240	36,837

Statement of financial position

		As of December 31, 2016
in 000€	Notes	German GAAP	Reclasses	Effect of Transition to IFRS	IFRS
Assets
Non-current assets
Goodwill	A	6,643	—	629	7,272
Intangible assets		499	1	—	500
Property, plant & equipment	B, C, D	20,484	4	(10)	20,478
Other non-current assets		—	40	—	40
Total non-current assets		27,626	45	619	28,290
Current assets
Inventories and work in progress	E	1,718	—	(233)	1,485
Trade receivables	F, G	3,898	(4)	64	3,958
Other current assets		465	18	—	483
Cash and cash equivalents		2,723	(17)	—	2,706
Total current assets		8,804	(3)	(169)	8,632
Total assets		36,430	42	450	36,922
Equity and liabilities
Equity
Share capital		34	—	—	34
Share premium		8,466	—	—	8,466
Retained earnings (accumulated deficit)	H	2,236	(145)	(487)	1,604
Other comprehensive income		—	147	—	147
Equity attributable to the owners of the parent		10,736	2	(487)	10,251
Total equity		10,736	2	(487)	10,251
Non-current liabilities
Loans & borrowings	I, D	—	17,735	(30)	17,705
Deferred tax liabilities	M	939	(5)	(474)	460
Deferred income	J	—	—	1,431	1,431
Total non-current liabilities		939	17,730	927	19,596
Current liabilities
Loans & borrowings	D, I	12,742	(10,741)	(7)	1,994
Trade payables		877	(246)	—	631
Tax payables		266	1,459	—	1,725
Deferred income	J	—	—	133	133
Other current liabilities	K, L	10,870	(8,162)	(116)	2,592
Total current liabilities		24,755	(17,690)	10	7,075
Total equity and liabilities		36,430	42	450	36,922

Statement of comprehensive income:

		For the year ended December 31, 2016
in 000€	Notes	German GAAP	Reclasses	Effect of transition to IFRS	IFRS
Revenue		34,229	51	—	34,280
Cost of sales	A, B, C, D, E, J	(4,542)	(17,613)	428	(21,727)
Gross profit		29,687	(17,562)	428	12,553
Sales and marketing expenses	L	—	(2,914)	51	(2,863)
General and administrative expenses		(26,348)	20,755	(10)	(5,603)
Other operating income, net	F, G, K	1,944	(1,124)	20	840
Operating profit		5,283	(845)	489	4,927
Financial expenses	D, I	(1,224)	(165)	102	(1,287)
Financial income	K	—	1,016	129	1,145
Profit before tax		4,059	6	720	4,785
Income taxes	M	(1,742)	(6)	(52)	(1,800)
Net profit for the year		2,317	—	668	2,985
Other comprehensive income	N	—	—	45	45
Total comprehensive income for the year		2,317	—	713	3,030

Other information on the reconciliation from German GAAP to IFRS

The financial statements as prepared under German GAAP did not include cash flow statements and as such no reconciliation is provided in relation to the cash flows.

The first-time adoption of IFRS had the following effects on the financial statements and equity of the Group at the respective reporting periods:

A.	Goodwill is amortized under German GAAP over a period of 20 years. Under IFRS, goodwill is not amortized but subject to an annual impairment test. Goodwill amortization of K€ 629 has been reversed in 2016.

B.	The Group recorded under German GAAP certain tools at a fixed value (“Festwerth”) in the property, plant and equipment which are not depreciated. Under IFRS, the tools recorded at date of transition are depreciated in 2016 over their remaining useful life of 5,61 years. Additions recorded during 2016 below K€1 are reversed in the statement of comprehensive income. Additions recorded during 2016 above K€1 are depreciated over their useful life of 6 years. This IFRS adjustment reduced property, plant and equipment as of December 31, 2016 by K€ 275 (January 1, 2016: K€ 0) resulting in additional depreciation of K€117 and additional general and administration expenses of K€ 158.

C.	The Group recorded under German GAAP certain acquisitions of small equipment which have been capitalized as property, plant and equipment. Those acquisitions do not meet the recognition criteria under IAS 16 and are reversed in the statement of comprehensive income. This IFRS adjustment reduced property, plant and equipment as of December 31, 2016 by K€ 72 (January 1, 2016: K€ 0) and additional cost of goods sold of K€72.

D.	Certain leases for machines and equipment which are classified as operating leases under German GAAP are classified as a finance lease under IFRS. This IFRS adjustment increased the property, plant and equipment by K€ 337 (January 1, 2016: 372), increased the depreciation charge by K€ 56 and reduced cost of sales by K€ 107. The corresponding lease liabilities resulted in an increase of the non-current and current loans and borrowings by K€ 61 and K€ 20 as of December 31, 2016 (January 1, 2016: K€ 0 and K€ 160) and additional interest charges of K€ 6 in 2016.

E.	Work in progress and finished goods under German GAAP include certain administrative overhead cost allocations. Under IFRS, administrative overhead cost should be expenses as incurred and not allocated to the inventory valuation. This IFRS adjustment reduced inventory by K€ 233 as of December 31, 2016 (January 1, 2016: K€ 198) negatively impacting cost of sales in 2016 for K€35 (changed in work in progress and finished goods are recorded in the line revenue).

F.	Trade receivables in USD were not revalued at spot rate under German GAAP given that this USD exposure was hedged by certain foreign currency swaps. Under IFRS, no hedge accounting was applied, and those trade receivables have been remeasured at USD spot rate at each year-end positively impacting trade receivables by K€ 52 as of December 31, 2016 (January 1, 2016: K€ 44). The IFRS impact on the operating income is K€ 8 for 2016.

G.	The Group recorded certain general provisions for bad debt under German GAAP which are not permitted under IFRS. This IFRS adjustment increased trade receivables by K€ 12 as of December 31, 2017 (January 1, 2016: K€ 20) negatively impacting the other operating income (expenses) by K€ 8 in 2016.

H.	The impact on the consolidation reserve results from the net adjustments of transition to IFRS. The consolidation reserves are mentioned in the consolidated statements of financial position.

I.	Certain loans and borrowings were refinanced in 2016 for which bank fees of K€131 have been paid recognized as financial expense under German GAAP. Under IFRS, those bank fees were recognized in debit of the loans and borrowings and amortized over the duration of the related loans and borrowings by applying the effective interest rate method. This IFRS adjustment reduced non-current and current loans and borrowings by K€ 91 K€ 26 as of December 31, 2016 (January 1, 2016: K€ 0 and K€ 0) and financial expenses by K€ 117 in 2016.

J.	Certain investment grants were under German GAAP immediately recognized however under IFRS need to be recognized and released to the statement of income over the useful life of the related assets. Total investment grants under IFRS amount to K€ 1,434 non-current and K€ 133 current as of December 31, 2016 (January 1, 2016: K€1,564 non-current and K€ 135 current), decreasing cost of sales by K€ 135.

K.	Derivatives are not measured at fair value under German GAAP. Those derivatives consist of interest rate swaps from variable to fixed and foreign currency swaps. Under IFRS, those derivatives are measured at fair value increasing the other current liabilities by K€ 36 as of December 31, 2016 (January 1, 2016: K€ 178) and increasing the interest charges by K€ 9 and increasing the interest income by K€ 129. The change in the fair value of the interest-rate swaps of K€ 20 is presented in other operating income.

L.	Provisions for repair and maintenance recognized under German GAAP do not meet the recognition criteria under IFRS resulting in a reduction of the other current liabilities by K€ 84 as of December 31, 2016 (January 1, 2016: K€ 33) and decreasing sales and marketing expense by K€ 51.

M.	Deferred tax impact of the IFRS adjustments decreased deferred tax liabilities by K€ 4 with a negative impact of K€ 11 on the statement of comprehensive income.

N.	German GAAP does not know the concept of other comprehensive income which include under IFRS the changes in the other comprehensive income (foreign currency translation impact) for K€ 44.